Contact:  John Powell
          (847)317-4393

          BALCOR/COLONIAL STORAGE INCOME FUND-86 RECEIVES OFFER


Bannockburn, Illinois May 8, 1996 - Balcor/Colonial Storage Income Fund-86 today announced that it has received an unsolicited offer from U-Haul International, Inc. to purchase all of the Partnership's properties for $69 million.

U-Haul also offered to pay $1.3 million to release the Partnership from its existing contract. The Partnership has a contract to sell the properties to Storage Trust Properties, L.P. for $67.1 million.

The Partnership is investigating the U-Haul offer and today filed with the Securities and Exchange Commission an amendment to its Schedule 14D-9 which more fully discusses the U-Haul offer.